CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Kim Lee
 (905) 267-4230 kim.lee@mdsinc.com

For Immediate Release:

MDS Inc. Completes Divestiture
of MDS Pharma Services Phase II-IV Operations

MDS Pharma Services to Focus on the Delivery of Early Stage Services
 – Discovery Through Phase IIa

TORONTO, CANADA, July 1, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has completed the divestiture of its Phase II-IV operations to INC Research, ® Inc.

Under the terms of the agreement, INC Research, a leading global provider of contract research organization services headquartered in Raleigh, North Carolina, has acquired MDS Pharma Services Phase II-IV operations, which includes approximately 800 employees who conduct large, multi-site clinical trials in more than 25 countries.

“The completion of this transaction supports our efforts to advance MDS Pharma Services’ top-three leadership position in the delivery of Early Stage services,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.

MDS expects to provide additional detail with respect to the divestiture of its Phase II-IV operations when the Company reports financial results for its fiscal third quarter (three months ending July 31, 2009).

The Company’s decision to sell its MDS Pharma Services Late Stage operations, which are comprised of Phase II-IV operations and Central Labs, are a result of MDS’s ongoing strategic review process.

A suitable buyer is being sought for Central Labs, which conducts analysis of clinical-trial samples to monitor safety and to test for physiological impact.  Central Labs has more than 600 employees at six sites in Europe, North America and Asia.

MDS Pharma Services’ New Strategic Focus
Additional background materials pertaining to the new strategic focus for MDS Pharma Services can be found on MDS Inc.’s Website at www.mdsinc.com/for_media/electronic_media_kit.asp

About INC Research,® Inc.
INC Research is a therapeutically focused contract research organization with a high performance reputation for conducting global clinical development programs of the highest integrity. Pharmaceutical and biotechnology companies look to INC Research for a complete range of customized Phase I through Phase IV programs in therapeutic areas of specialty, and in innovative pediatric and women’s health trials. The company’s The Trusted Process® methodology and therapeutic foresight leads customers to more confident, better-informed drug and device development decisions. INC Research is headquartered in Raleigh, North Carolina. For more information please visit www.incresearch.com.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS